

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2016

Wilbur L. Ross, Jr.
Chief Executive Officer
WL Ross Holding Corp
1166 Avenue of the Americas,
New York, New York 10036

   Re: WL Ross Holding Corp
     Preliminary Schedule 14A
     Filed March 31, 2016
     File No. 001-36477

Dear Mr. Ross:

  We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Letter to Stockholders

1. In addition to the disclosure here, please state prominently and simply that this is a vote on a merger between you and the privately-held operating company Nexeo Solutions.

Q. What interests do the Company's current officers and directors have in the Business Combination?, page 18

2. To the extent possible, please disclose the aggregate value of the interests noted.

Interests of Certain Persons in the Business Combination, page 35

3. In the last bullet of this section, you reference "certain rights" that the sponsor will be provided if the business combination is approved; briefly describe these rights.

Unaudited Pro Forma Condensed Combined Financial Information, page 75

4.   We note your disclosure that the maximum redemption scenario assumes that 18.395 million shares of WL Ross common stock are redeemed, resulting in an aggregate payment of $183.395 million out of the Trust Account. This reduction in the Trust Account of $183.950 million is assumed to result in WL Ross issuing an additional 18.395 million shares of common stock as part of the PIPE Investment. Please expand your disclosure to explain the nature of the PIPE Investment and any uncertainties that could impact your financial condition or refer to discussion elsewhere in the filing.

Note 1- Description of the Business Combination, page 79

5.   Please expand your disclosure of the consideration to be paid in the second paragraph to quantify, based on current estimates, the four components which make up the aggregate purchase price of $1,575 million.

Note 3- Preliminary Allocation of Purchase Consideration , page 81

6.   Please expand your disclosure to discuss the material underlying assumptions used in determining the fair value of Nexeo's intangible assets and its property, plant, and equipment.

Note 4- Pro Forma Adjustments, page 82

Pro Forma Adjustments to the Statement of Operations, page 82

7.   Given your purchase price consideration is preliminary, please tell us what consideration you have given to including a sensitivity analysis in footnote 4(c) depicting the potential variability in depreciation expense of property, plant, and equipment and amortization expense of intangible assets, respectively.

Balance Sheet Adjustments, page 84

8.   Please expand your disclosure in footnote (d) on page 85 to discuss the methods and assumptions used in determining the fair value of Nexeo's inventory.

9.   Please expand your disclosure in footnote (q) on page 86 to quantify the amount of Nexeo's historical unamortized debt issuance costs and unamortized original issue discount and liability balances associated with derivate instruments related to its historical debt.

10.   Please expand your disclosure in note (s) on page 87 to include the maturity of the debt incurred in conjunction with the business combination.

11.   Please expand your disclosure in note (j) on page 86 to quantify the adjustment associated with the change in fair value of assets acquired in the business combination. In addition, expand your disclosure to discuss in further detail the difference in approach utilized to determine the relevant book values.

12.   Please expand your disclosure to quantify each component of the adjustment described in note (n) on page 86.

The Company's Board of Direector's Reasons for the Approval of the Business Combinations, page 123

13.   Please revise to provide the conclusions drawn from the additional factors discussed on page 125. Additionally, clarify whether these or any other factors were considered as militating against the transaction.

Proposal 2 – Classification Of The Board Of Directors, page 138

14.   In accordance with Instruction 1 to Item 19 of Schedule 14A, please state whether vacancies which occur during the year may be filled by the board of directors to serve only until the next annual meeting or may be so filled for the remainder of the full term. We note this information is currently on page 148.

Proposal 7 – Approval Of Amendments To Current Certificate To Elect Not To Be Governed By Section 203 Of The DGCL, page 150

15.   Please include a more fulsome discussion of Section 203 and the reasons for this amendment outside of the comparison table. Please include why you are proposing to exclude the Sponsor and TPG from the definition of "interested stockholders." In addition, please include the exact language of the restated Article, rather than a summary.

Proposal No. 8—Approval Of Amendments…To Change The Stockholder Vote Required To Amend The Certificate And Bylaws Of The Company, page 152

16.   Please provide the exact text of the amendment in the comparison table, rather than a summary. Please make conforming changes to other proposals where you have provided a summary rather than the exact text of the proposed amendment.

Proposal No. 10—Approval Of Additional Amendments To Current Certificate In Connection With The Business Combination, page 156

17.   Please revise this section to disclose the specific proposed changes, the rationale for, and effect of each change, as required by Item 19 of Schedule 14A. In addition, it appears that some sections you have cited for amendment are subject to other proposals. For

example, the proposed change to Article IX appears to be part of Proposal 7 and the proposed change to Article V (Section 5.3) appears to be part of Proposal 6.

<u>Summary of Potential Business Combination Payments to Named Executive Officers, page 235</u>

18.   Please tell us why you have not disclosed the information required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the merger that the registrant's named executive officers could possibly receive in connection with the merger.

<u>Beneficial Ownership of Securities, page 291</u>

19.   Please provide complete data with regard to beneficial ownership.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or Terrence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and Construction